July 19, 2006

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Norpac Technologies, Inc. (the Company) and, under the date of September 22, 2005, we reported on the financial statements of the Company as of and for the years ended June 30, 2005 and 2004. On June 29, 2006, our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated July 19, 2006 and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the notice of resignation was received by the Company on July 14, 2006.

Very truly yours,

/s/ Virchow Krause & Company, LLP